UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to Section 240.13d-1(a)
and Amendments Thereto Filed Pursuant to Section 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Dakota Growers Pasta Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23422P106

(CUSIP Number)

Kevin Barbero

Viterra Inc.

2625 Victoria Avenue

Regina, Saskatchewan, Canada S4T 7T9

(306) 569-4200

with a copy to:

Brian J. Fahrney

Pran Jha

Sidley Austin LLP

One South Dearborn

Chicago, Illinois

(312) 853-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

CUSIP No. 23422P106		13D

1	Name of Reporting Persons Viterra Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,348

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

CUSIP No. 23422P106		13D

1	Name of Reporting Persons Agricore United Holdings Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,348

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D, as amended (the “Schedule 13D”) originally filed on March 22, 2010 by Viterra Inc., a corporation incorporated under the laws of Canada (“Viterra”), Agricore United Holdings Inc., a corporation incorporated under the laws of Delaware and a wholly-owned subsidiary of Viterra (“Parent”) and Bluebird Acquisition Corporation, a corporation incorporated under the laws of North Dakota and a wholly-owned subsidiary of Parent (“Merger Sub”), in connection with the tender offer (the “Offer”) by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Issuer Common Stock”), of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the “Issuer”) at a price of $18.28 per share in cash and all of the issued and outstanding shares of Series D preferred stock of the Issuer (the “Series D Preferred Stock”) at a price of $0.10 per share in cash, in each case, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letters of Transmittal, copies of which have been previously filed.  Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information reported on the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

The Offer expired at 12:00 midnight, New York City time, on Monday, May 3, 2010.  The Offer was not extended.  On May 4, 2010, Merger Sub accepted for purchase all shares of Issuer Common Stock and Series D Preferred Stock that were validly tendered and not validly withdrawn in connection with the Offer.  An aggregate of 10,477,014 shares of Issuer Common Stock were purchased by Merger Sub in accordance with the terms of the Offer at a price of $18.28 per share and an aggregate of 9,463,881 shares of Series D Preferred Stock were purchased by Merger Sub in accordance with the terms of the Offer at a price of $0.10 per share.  Merger Sub paid an aggregate of $192.5 million to holders of Issuer Common Stock and Series D Preferred Stock acquired pursuant to the Offer, which was funded through Viterra’s existing cash balances and which funds Viterra and its subsidiaries loaned or contributed to Parent and Parent contributed to Merger Sub.

Also on May 4, 2010, Merger Sub exercised its Top-Up Option under the Merger Agreement and purchased 1,699,249 newly-issued shares of Issuer Common Stock from Dakota Growers at a price of $18.28 per share.  The shares of Issuer Common Stock purchased pursuant to the Top-Up Option, together with the shares of Issuer Common Stock accepted for purchase upon expiration of the Offer, constituted more than 90% of the shares of Issuer Common Stock (determined on a fully diluted basis) that were outstanding immediately after the issuance of the shares of Issuer Common Stock pursuant to the exercise of the Top-Up Option.  As a result, pursuant to the Merger Agreement, on May 5, 2010, Parent effected the Merger in accordance with the North Dakota Business Corporation Act (the “ND Act”), which provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation.  In the Merger, Merger Sub was merged with and into

Dakota Growers with Dakota Growers continuing as the surviving corporation and a wholly-owned subsidiary of Parent.  At the effective time of the Merger, (1) each share of Issuer Common Stock outstanding immediately prior to the effective time (other than shares owned, directly or indirectly, by Dakota Growers, Parent or Merger Sub, and Shares held by dissenting stockholders who properly exercise appraisal rights under the ND Act) was converted into the right to receive $18.28 in cash, and (2) each share of Series D Preferred Stock outstanding immediately prior to the effective time (other than shares owned, directly or indirectly, by Dakota Growers, Viterra, Parent or Merger Sub, and shares held by dissenting stockholders who properly exercise appraisal rights under the ND Act)  was converted into the right to receive $.10 in cash, in each case, without interest and less any required withholding taxes.  Parent paid an aggregate of $24.9 million to holders of Issuer Common Stock and Series D Preferred Stock acquired pursuant to the Merger, which was funded through Viterra’s existing cash balances and which funds Viterra and its subsidiaries contributed to Parent.

As a result of the Merger, Dakota Growers became a wholly-owned subsidiary of Viterra and Parent and the registration of the Issuer Common Stock and the Series D Preferred Stock under the Securities Exchange Act of 1934, as amended, will be terminated.

Item 4.  Purpose of Transaction.

The purpose of the Offer and the Merger was to acquire control and all of the outstanding equity interests in Dakota Growers.

As of the date of this Amendment No. 3, and except as otherwise provided in the Offer to Purchase, the business and operations of Dakota Growers have been continued substantially as they were being conducted prior to the Merger. Viterra intends to review the business, operations, capitalization and management of Dakota Growers in order to integrate it with Viterra’s existing business.

Following the completion of the Merger, Viterra expects to amend and restate the certificate of incorporation and bylaws of the Surviving Corporation.

The information set forth in Items 3, 5 and 6 of the Schedule 13D is hereby incorporated by this reference in this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) — (b)  As of May 5, 2010, following the effective time of the Merger, Viterra and Parent were the record owners of, and may be deemed to have voting and dispositive power with respect to, 5,348 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding equity interest of the Surviving Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2010	VITERRA INC.

	By:	/s/ Ray Dean
Name: Ray Dean
Title: Senior Vice President and General Counsel/Corporate Secretary

	By:	/s/ Colleen Vancha
Name: Colleen Vancha
Title: Senior Vice President Investor Relations & Corporate Affairs

Date: May 6, 2010	AGRICORE UNITED HOLDINGS INC.

	By:	/s/ Noel White
Name: Noel White
Title: Secretary

	By:	/s/ Kevin Barbero
Name: Kevin Barbero
Title: Vice President